UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(RULE 13D – 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 1)*

HUMANIGEN, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 per share

(Title of Class of Securities)

444863 10 4

(CUSIP Number)

Nomis Bay LTD

Penboss Building 50 Parliament St.

Hamilton, Bermuda HM12

441-279-2088

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 444863 10 4

1	name of reporting persons i.r.s. identification nos. of above persons Nomis Bay LTD
2	check the appropriate box if a member of a group*	(a) ☐ (b) ☐
3	sec use only
4	source of funds* WC
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization Bermuda
number of shares beneficially owned by each reporting person with	7	sole voting power 3,680,106
	8	shared voting power 0
	9	sole dispositive power 3,680,106
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 3,680,106 shares
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 24.56%
14	type of reporting person* OO

* SEE INSTRUCTIONS

The following constitutes Amendment No 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 1. Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

This statement relates to the Common Stock, par value $0.001 (the “Shares”), of Humanigen, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1000 Marina Boulevard, Suite 250, Brisbane, CA 94005-1878.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to be and read in its entirety as follows:

As further described on the Issuer’s Form 8-K filed with the SEC on December 27, 2017, on December 21, 2016, the Issuer entered into that certain Credit and Security Agreement, as amended on March 21, 2017 and on July 8, 2017 (as amended, the “Credit Agreement”), with Black Horse Capital Master Fund LTD (“BHCMF”), Black Horse Capital LP (“BHC”), Cheval Holdings, Ltd. (“Cheval” and collectively with BHCMF and BHC, the “Black Horse Entities”), and the Reporting Person (“Nomis Bay” and, collectively with the Black Horse Entities, the “Lenders”). On December 1, 2017, the Issuer’s obligations matured under the Credit Agreement. As of December 21, 2017, the aggregate amount of the Issuer’s obligations under the Credit Agreement, including accrued interest and fees, approximated $16.3 million (the “Term Loans”). As further described below, on December 21, 2017, the Issuer reached an agreement, unanimously approved by the Issuer’s board of directors (the “Board”), with the Lenders on a series of transactions providing for, among other things, the conversion of the Term Loans into common stock of the Issuer, par value $0.001 (the “Common Stock”), in satisfaction and extinguishment of the outstanding obligations under the Credit Agreement and the cancellation of the Term Loans.

On December 21, 2017, the Issuer entered into with the Lenders a Securities Purchase and Loan Satisfaction Agreement (the “Purchase Agreement”) and a Forbearance and Loan Modification Agreement (the “Forbearance Agreement” and, together with the Purchase Agreement, the “Agreements”). The Agreements provide for a series of transactions (the “Transactions”) pursuant to which, at the closing of the Transactions (the “Transaction Closing”), the Issuer will: (i) in exchange for the satisfaction and extinguishment of the entire balance of the Term Loans, (a) issue to the Lenders an aggregate of 59,786,848 shares of Common Stock (the “New Lender Shares”), and (b) transfer and assign to an affiliate of Nomis Bay (the “JV Entity”), all of the assets of the Issuer related to benznidazole (the “Benz Assets”), the Issuer’s former drug candidate; and (ii) issue to Cheval an aggregate of 32,028,669 shares of Common Stock (the “New Black Horse Shares” and, collectively with the New Lender Shares, the “New Common Shares”) for total consideration of $3,000,000.

Under the Purchase Agreement, at the Transaction Closing, the Issuer will issue to the Lenders the New Lender Shares, of which 29,893,424 shares of Common Stock will be issued to the Black Horse Entities and 29,893,424 shares of Common Stock will be issued to Nomis Bay. The issuance of the New Lender Shares to the Lenders and the assignment of the Benz Assets to the JV Entity will result in the satisfaction and extinguishment of the Issuer’s outstanding obligations under the Credit Agreement and the cancellation of the Term Loans, other than the Bridge Loan described below. At the Transaction Closing, the Issuer will no longer be liable for repayment of its outstanding obligations under the Credit Agreement, and all security interests of the Lenders in the Issuer’s assets will be released.

If the parties complete the Transactions, the issuance of the New Common Shares to the Black Horse Entities at the Transaction Closing will result in a change of control of the Issuer, as the Black Horse Entities and their affiliates will own more than a majority of the Issuer’s outstanding Common Stock.”

Other than as set forth above and as disclosed in Item 6 below, the Reporting Person and the Directors (a) do not have any agreement or understanding with any other person relating to the acquisition, holding, voting or disposition of securities of the Issuer, and (b) do not have a present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of its shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock or changing its intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 3,680,106 shares of Common Stock or 24.56% of the shares of the Common Stock of the Issuer, based upon the 14,986,712 shares of Common Stock outstanding as of November 10, 2017, as disclosed by the Issuer on its quarterly report on Form 10-Q filed with the SEC on November 17, 2017.

The Reporting Person has the sole power to vote or direct the vote of 3,680,106 shares of Common Stock and the shared power to vote or direct the vote 0 shares of Common Stock.

The Reporting Person has the sole power to dispose or direct the disposition of 3,680,106 shares of Common Stock and the shared power to dispose or direct the disposition of 0 shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

“Reference is made to the Purchase Agreement, the Forbearance Agreement and the Bridge Loan, as defined and described in Item 4 above, which are incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

“Exhibit 10.1, Securities Purchase and Loan Satisfaction Agreement dated December 21, 2017, between the Issuer and the Lenders.

Exhibit 10.2, Forbearance and Loan Modification Agreement dated December 21, 2017, between the Issuer and the Lenders.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2018

Nomis Bay LTD

By:	/s/ James Keyes

Name: James Keyes
Title: Director

4